

Mail Stop 6010

June 17, 2008

<u>VIA U.S. MAIL</u>

Mr. Kei Hong Chua
Chief Financial Officer
14th Floor, 138 Texaco Road
Tsuen Wan, New Territories
Hong Kong

      RE: ASAT Holdings, Limited
              Form 20-F for the fiscal year ended April 30, 2007
              Filed October 15, 2007
              File No. 000-30842

Dear Mr. Chua:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief